Exhibit (a)(1)(I)

214 Carnegie Center

Suite 300

Princeton, New Jersey 08540

January 25, 2017

To the Stockholders of Derma Sciences, Inc.:

We are pleased to inform you that Derma Sciences, Inc. (the “Company”) has entered into a merger agreement providing for the acquisition of the Company by an indirect wholly owned subsidiary of Integra Lifesciences Holdings Corporation (“Integra”). Pursuant to the terms of the merger agreement, Integra, through an indirect wholly owned subsidiary, has commenced a tender offer today to purchase:

•	all of the Company’s outstanding common stock for $7.00 per share,

•	all of the Company’s outstanding Series A Convertible Preferred Stock for $32.00 per share, and

•	all of the Company’s outstanding Series B Convertible Preferred Stock for $48.00 per share.

The Board of Directors of Derma Sciences (i) has approved and declared advisable the merger agreement and the transactions contemplated thereby, including the offer and the merger, upon the terms and subject to the conditions set forth therein, (ii) has determined that the merger agreement and the offer and the merger are fair to, and in the best interests of, the Company and its stockholders, (iii) has determined that the merger should be effected as soon as practicable following the acceptance for payment of shares validly tendered pursuant to the offer, without a vote of the Company’s shareholders, pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, and (iv) recommends that you accept the offer and tender your shares pursuant to the offer.

In addition to the attached Schedule 14D-9 relating to the offer, Integra’s Offer to Purchase, dated January 25, 2017, together with related materials to be used for tendering your shares are also enclosed. These documents set forth the terms and conditions of the offer and provide instructions as to how to tender your shares. We urge you to read these materials carefully.

On behalf of the Board of Directors and management of the Company, we thank you for your support.

Sincerely,

Stephen T. Wills, CPA, MST

Executive Chairman